SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VAPOR CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Units Consisting of Shares of Series A Convertible Preferred Stock and Series A Warrants
(Title of Class of Securities)
922099502
(CUSIP Number of Class of Securities)

Jeffrey Holman
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, Florida 33312
(888) 766-5351
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Martin T. Schrier
Christopher J. Bellini
Cozen O’Connor
Southeast Financial Center
200 South Biscayne Blvd.
Miami, Florida 33131
(305) 704-5940

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee
$22,532,325.43	$2,269.01
*
Estimated for purposes of calculating the amount of the filing fee only. Vapor Corp. (the “Company”) is offering holders of the Company’s Units, each consisting of one-fourth of a share of the Company’s Series A Convertible Preferred Stock convertible into 10 shares of common stock and 20 Series A Warrants each exercisable into one share of common stock (the “Units”), the opportunity to exchange such Units for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) and warrants to purchase 64 Shares, at an exercise price equal to 120% of the closing market price of the Shares on the expiration date of the offer (the “Warrants”) by tendering one Unit in exchange for 128 Shares and one Warrant (exercisable for 64 Shares). The amount of the filing fee assumes that all outstanding Units will be exchanged and is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, which equals $100.70 per million dollars of the value of the transaction. The transaction value was determined by using the last sale price of the Units as reported on The NASDAQ Capital Market on December 10, 2015, which was $5.99.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Vapor Corp., a Delaware corporation (“Vapor” or the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Units (the “Units”), each consisting of one-fourth of a share of the Company’s Series A Convertible Preferred Stock (convertible into 10 shares of the Company’s common stock, par value $0.001 per share (the “Shares”)), and 20 Series A Warrants (each exercisable into one Share), to receive 128 Shares and warrants to purchase 64 Shares, at an exercise price equal to 120% of the closing market price of the Shares on the expiration date of the offer (the “Warrants”) in exchange for one Unit. The ratio was selected by the Company to provide the holders of the Units with an incentive to exchange the Units. The offer is subject to the terms and conditions set forth in the Offer Letter, dated December 11, 2015 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) Name and Address.   The name of the subject company and the filing person is Vapor Corp., a Delaware corporation. The address of the Company’s principal executive offices is 3001 Griffin Road, Dania Beach, Florida 33312. The Company’s telephone number is (888) 766-5351.
(b) Securities.   The subject class of securities consists of Vapor’s outstanding Series A Units (the “Units”). There are 3,761,657 Units outstanding. Each Unit consists of one-fourth of a share of the Company’s Series A Convertible Preferred Stock (convertible into 10 Shares) and 20 Series A Warrants (each exercisable into one Share). The actual number of Shares and Warrants that will be issued will depend on the number of Units tendered and accepted for exchange and canceled. If all outstanding Units are tendered, an aggregate of 481,492,096 Shares and 3,761,657 Warrants (exercisable for an aggregate of 240,746,048 Shares) will be issued in connection with the Offer.
(c) Trading Market and Price.   The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Units” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a) Name and Address.   The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.
The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Vapor Corp., 3001 Griffin Road, Dania Beach, Florida 33312 and the telephone number for each such person is (888) 766-5351.
Name	Position
Jeffrey Holman	Chief Executive Officer and Chairman of the Board
Gregory Brauser	President and Director
Gina Hicks	Chief Financial Officer
Christopher Santi	Chief Operating Officer
William Conway, III	Director
Daniel MacLachlan	Director
Nikhil Raman	Director

Item 4.   Terms of the Transaction.
(a) Material Terms.   The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.
(b) Purchases.   To the Company’s knowledge, no officer or director of the Company holds Units. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer — Interests of Directors and Officers and the Company” is incorporated herein by reference.
Item 5.   Past Contracts, Transactions, Negotiations and Arrangements.
(a) Agreements Involving the Subject Company’s Securities.   The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) Purposes.   The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.   The securities will be retired and canceled.
(c) Plans.   No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Units in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The exchange of each Unit pursuant to the Offer will result in the acquisition by the exchanging holder of 128 Shares and one Warrant (exercisable for 64 Shares).
Item 7.    Source and Amount of Funds or Other Consideration.
(a) Sources of Funds.   No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.
(b) Conditions.   Not applicable.
(d) Borrowed funds.   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a) Securities ownership.   The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference.
(b) Securities transactions.   The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference. To the Company’s knowledge after reasonable inquiry none of its officers or directors engaged in any transactions in the Units required to be disclosed in this Item 8(b).
Item 9.   Person/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.   The Company has retained Equity Stock Transfer, LLC (“EST”) to act as the Depositary and Okapi Partners (“Okapi Partners”) to act as the Information Agent. The Company may contact holders of Units over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of EST and Okapi Partners will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10. Financial Statements.
(a) Financial Information.   Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (the “Form 10-K”), and (ii) the Company’s financial results for the quarter ended September 30, 2015 that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.vapor-corp.com. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.
(b) Pro Forma Information.   Not applicable.
Item 11.   Additional Information.
The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer Letter dated December 11, 2015.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2015, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015, incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2013.
(d)(2)	Form of Series A Warrant, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-204599) filed with the SEC on July 20, 2015.
(d)(3)	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2015.
(d)(4)	Form of Exchange Warrant to be issued in connection with the Offer, incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-4 (Registration No. 333- ______) filed with the SEC on December 11, 2015).
(g)	Not applicable.
(h)	Not applicable.
Item 13.   Information Required by Schedule 13e-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
VAPOR CORP.
By: /s/ Jeffrey Holman Jeffrey Holman Chief Executive Officer
Date: December 11, 2015

INDEX TO EXHIBITS
Exhibit Number	Description
(a)(1)(A)	Offer Letter dated December 11, 2015.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2015, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015, incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2013.
(d)(2)	Form of Series A Warrant, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-204599) filed with the SEC on July 20, 2015.
(d)(3)	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on June 25, 2015.
(d)(4)	Form of Exchange Warrant to be issued in connection with the Offer, incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-4 (Registration No. 333- ______) filed with the SEC on December 11, 2015).
(g)	Not applicable.
(h)	Not applicable.